UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended 12/31/07

Check here if Amendment [ ]; Amendment Number:
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: INTEGRAL CAPITAL MANAGEMENT VII, LLC
Address: 3000 Sand Hill Road
Building 3, Suite 240
Menlo Park
California 94025

13F File Number: 28-11604

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Pamela K. Hagenah
Title: Manager
Phone: 650-233-3506

Signature, Place and Date of signing:

/s/ Pamela K. Hagenah

Pamela K. Hagenah	Menlo Park, California	February 12, 2008
[Signature]	[City, State]	[Date]

Report type (Check only one.):

[X] 13F HOLDINGS REPORT.

[ ] 13F NOTICE.

[ ] 13F COMBINATION REPORT.

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FORM 13F SPECIAL ELECTRONIC FILING INSTRUCTIONS Continued

FORM 13F SUMMARY PAGE

List of Other Managers Reporting for this Manager:

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

Report Summary:

Number of Other Included Managers:	-0-
Form 13F Information Table Total:	23
Form 13F Information Table Value Total: (thousands)	$262,944

List of Other Included Managers:

No.	13 F File Number	Name
NONE		

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INTEGRAL CAPITAL MANAGEMENT VII, LLC
FORM 13F INFORMATION TABLE
AS OF 12/31/07

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NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
AFFYMETRIX INC.	COMM STK	00826T108	7,711	333,250	SH		SOLE		333,250	0	0
AKAMAI TECHNOLOGIES INC	COMM STK	00971T101	15,570	450,000	SH		SOLE		450,000	0	0
AIRVANA INC	COMM STK	00950V101	4,616	850,000	SH		SOLE		850,000	0	0
ARIBA INC	COMM STK	04033V203	7,766	696,500	SH		SOLE		696,500	0	0
BIOFORM MEDICAL INC	COMM STK	09065G107	4,098	600,000	SH		SOLE		600,000	0	0
BLUE COAT SYSTEMS INC	COMM STK	09534T508	5,917	180,000	SH		SOLE		180,000	0	0
CEPHALON INC	COMM STK	156708109	14,352	200,000	SH		SOLE		200,000	0	0
DIVX INC.	COMM STK	255413106	9,934	709,600	SH		SOLE		709,600	0	0
FOCUS MEDIA HLDG LTD	SPNSRD ADR	34415V109	17,043	300,000	SH		SOLE		300,000	0	0
GENENTECH INC	COMM STK	368710406	8,719	130,000	SH		SOLE		130,000	0	0
GENOMIC HEALTH INC	COMM STK	37244C101	14,037	620,000	SH		SOLE		620,000	0	0
GILEAD SCIENCES INC	COMM STK	375558103	9,202	200,000	SH		SOLE		200,000	0	0
GOOGLE INC	COMM STK	38259P508	21,436	31,000	SH		SOLE		31,000	0	0
INFINERA CORPORATION	COMM STK	45667G103	8,544	575,750	SH		SOLE		575,750	0	0
INTERNAP NETWORK SVCS CORP	COMM STK	45885A300	12,495	1,500,000	SH		SOLE		1,500,000	0	0
NEUROMETRIX INC	COMM STK	641255104	8,786	955,000	SH		SOLE		955,000	0	0
NVIDIA CORP	COMM STK	67066G104	11,227	330,000	SH		SOLE		330,000	0	0
PALM INC	COMM STK	696643105	13,637	2,151,000	SH		SOLE		2,151,000	0	0
RESEARCH IN MOTION LTD	COMM STK	760975102	13,608	120,000	SH		SOLE		120,000	0	0
SKILLSOFT PLC	SPNSRD ADR	830928107	13,384	1,400,000	SH		SOLE		1,400,000	0	0
SONUS NETWORKS INC	COMM STK	835916107	16,033	2,750,000	SH		SOLE		2,750,000	0	0
3PAR INC	COMM STK	88580F109	12,696	984,224	SH		SOLE		984,224	0	0
VOLTERRA SEMICONDUCTOR COP	COMM STK	92870B106	12,133	1,100,000	SH		SOLE		1,100,000	0	0

GRAND TOTAL $262,944

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